07021362

QRSciences
Holdings Ltd

8-10 Hamilton Street
Cannington 6107
Western Australia.
T: +61 8 9358 5011
F: +61 8 9358 5022
www.qrsholdings.com

SEC MAIL PROCESSING RECEIVED FEB 2 3 2007 WASH. D.C. 199 SECTION

SUPPL

12 February 2007

By Hand Delivery

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for the month of January, 2007, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Darren Bromley at + 61 8 9358 011 or dbromley@qrsciences.com.

Yours Faithfully,

Darren Bromley
Company Secretary

Attachments

PROCESSED
MAR 0 2 2007
THOMSON
FINANCIAL

3

Exhibit Index on Page 2

dw 2/28

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 1 January 2007 to 8 February 2007.

Doc Date	Headline	Pages
02/08/2007	Market Release	1
01/31/07	Appendix 4C – Quarterly Report	5
01/31/07	Spectrum Update: U.K Department for Transport to trial CastScope	2
01/24/07	Further Sales to U.S Government	2
01/00/07	American Depository Receipt (ADR) ticker symbol change	2
01/10/07	Appendix 3B	7
01/10/07	Appendix 3B	8
01/09/07	First Sale and Operational Trial of Narcotics Screening System	1
01/03/07	First sale in Middle East through alliance with Singapore Technologies	1

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

8 February 2007

QRSciences Limited

TRADING HALT

The securities of QRSciences Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Monday, 12 February 2007 or when the announcement is released to the market.

Security Code: QRS

Ben Donovan
Adviser, Issuers (Perth)

QRSciences Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**31/01/07**
Document Ref:	**356**
Release Time:	**Immediate**
Subject:	**Appendix 4C – Quarterly Report**

Highlights for the Quarter Ended 31 December 2006

- The Transportation Security Administration (TSA), the agency of the U.S. Government responsible for the nation's transportation security, has approved Clear® as a Registered Traveller Service Provider for roll-out to the nation's airports. QRSciences' core Quadrupole Resonance (QR) technology is an important component of the Clear® registered traveller kiosk through GE Security's (GE) ShoeScanner product. There are approximately 2000 airport checkpoint lanes in the U.S. and an estimated 5000 worldwide. Up to 1000 Registered Traveller lanes could be established at U.S. airports alone. In addition to airport checkpoints, QRSciences estimate that the total addressable market for ShoeScanner devices worldwide is between 50,000-75,000.
- The sale of two T3-03 stand alone Explosive Detection System units to the United Arab Emirates (UAE) Government. The sale was coordinated by Singapore Technologies Electronics (ST Electronics).
- The first sale of its T3-02 screening system, developed to detect illicit narcotics, to the United Kingdom Government. This follows collaboration with HM Revenue & Customs and the Australian Customs Service as announced to the market in June 2006.

Recent Highlights

- The follow on order for two additional QXR1000 baggage screeening units from the United States Federal Government. QRSciences will supply two C3-03 Quadrupole Resonance (QR) subsystems to Rapiscan to fulfil the order. The C3-03 subsystem is an integral part of the co-developed QXR1000 baggage and package screening system.
- Confirmation that Spectrum San Diego, Inc. (Spectrum) is working with the United Kingdom Department for Transport to supply a CastScope screening system for laboratory and airport trials. These trials will occur in phases during the first half of calendar 2007. QRSciences currently owns approximately 22.0% of Spectrum.

QRSciences also has in place a $5 million working capital facility with The At Call Equity Fund (ACE Fund) providing a working capital reserve to assist with business development and the implementation of the Company's strategy both in Australia and overseas. To date the Company has used $500,000 of this facility.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

Quarter ended ("current quarter")

31 December 2006

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers		250	591
1.2	Payments for	(a) staff costs	(946)	(2,004)
		(b) advertising and marketing	(34)	(78)
		(c) research and development	(480)	(1,066)
		(d) leased assets	-	-
		(e) other working capital	(182)	(424)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		19	35
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other - Grant Income		140	152
	Net operating cash flows		(1,233)	(2,794)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,233)**	**(2,794)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	(250)	(1,887)
	(b) equity investments	-	-
	(c) Intellectual property	-	-
	(d) Physical non-current assets	-	-
	(e) other non-current assets	(16)	(20)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(266)	(1,907)
1.14	**Total operating and investing cash flows**	(1,499)	(4,701)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	440	3,854
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	440	3,854
	Net increase (decrease) in cash held	(1,059)	(847)
1.21	Cash at beginning of quarter/year to date	2,199	1,987
1.22	other adjustments		
1.23	**Cash at end of quarter**	1,140	1,140

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	Nil
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,140	2,199
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	1,140	2,199

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.



Sign here: Date: 31/01/07
(Company Secretary)

Print name: Darren Bromley

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards**. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**30/01/07**
Document Ref:	**355**
Release Time:	**Immediate**
Subject:	**Spectrum Update: U.K. Department for Transport to trial CastScope**

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

30 January 2007

Spectrum Update: U.K. Department for Transport to trial Cast*Scope*

QRSciences (ASX:QRS) (QRSNY:PK) confirms today that Spectrum San Diego, Inc. (Spectrum), which is partly owned by QRSciences, is working with the United Kingdom Department for Transport to supply a Cast*Scope* screening system for laboratory and airport trials. These trials will occur in phases during the first half of calendar 2007.

Cast*Scope* utilises backscatter X-ray technology to detect security threats in casts, bandages and artificial limbs and was developed through funding from the U.S. Transportation Security Administration (TSA). It is estimated that the total global addressable market for Cast*Scope*, including non-airport applications such as prisons and courthouses, is in excess of US$60 million with additional maintenance contracts approaching a value of approximately US$30 million.

The trial with the Department for Transport follows on from successful testing of prototype units in the United States during 2006. The laboratory trial is expected to last several weeks and will evaluate Cast*Scope's* performance prior to an operational trial that will assess its usability in screening passengers at UK airports. The UK has historically been a gateway into the broader European Union security market.

"In parallel to the 2007 pilot testing and first stage roll-out of Cast*Scope* in the US market, which we announced in November, Spectrum has been working diligently to introduce Cast*Scope* into the United Kingdom," said QRSciences' CEO Mr. Kevin Russeth. "The UK is a leader in evaluating and deploying many types of security screening equipment and we are very encouraged to hear that the UK authorities have agreed to the first phase of this process. Like the TSA, UK regulators understand the value of less intrusive but nonetheless effective screening procedures for those with injuries and disabilities."

QRSciences currently owns approximately 22.0% of Spectrum, and has agreed to acquire up to 27.4% through a sequence of cash and equity payments amounting to US$2.6 million. QRSciences also has an option to acquire all of Spectrum's outstanding stock on or before 18 February 2009. Alongside Cast*Scope*, Spectrum's highly complementary product portfolio comprises Sentry*Scope*™, a panoramic video surveillance system, and future products such as Weapon*Scan*, a full body X-ray scanner for locating weapons, explosives and contraband hidden under clothing, which is currently in design phase.

For more information on Cast*Scope* please visit www.castscope.com.

About Spectrum

Founded in 1998, Spectrum San Diego, Inc. is a product development group specialising in the design of electronic imaging systems and instrumentation. The company's founder is Dr. Steve Smith, a noted expert in electronic design, X-ray imaging and digital signal processing.

Spectrum's primary focus is the invention, development and commercialisation of novel imaging systems with efforts currently focused on three branded products; Sentry*Scope*, Cast*Scope* and Weapon*Scan*, plus ongoing funded research and development projects.

Over the last eight years Spectrum has executed contracts and grants for the National Science Foundation, National Institute of Health, Transport Security Administration, United States Air Force, Invision Technologies, Rapiscan Systems and a handful of other groups.

For more information about Spectrum please visit www.spectrumsdi.com.

About QRSciences

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. The company designs, develops and sells advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring, chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1 (858) 613 8755 in the United States.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**24/01/07**
Document Ref:	**354**
Release Time:	**Immediate**
Subject:	**Further Sales to U.S. Government**

QRSciences Holdings Limited

ASX AND MEDIA RELEASE

24 January 2007

Further Sales to U.S. Government

QRSciences (ASX:QRS) (QRSNY:PK) has been notified that Rapiscan Systems, a wholly-owned subsidiary of OSI Systems (NASDAQ:OSIS), has received a follow on order for two additional QXR1000 units from the United States Federal Government.

QRSciences will supply two C3-03 Quadrupole Resonance (QR) subsystems to Rapiscan to fulfil the order. The C3-03 subsystem is an integral part of the co-developed QXR1000 baggage and package screening system.

The C3-03 units have been ordered by Rapiscan under its preferred pricing and licensing agreement with QRSciences, which was announced in June 2006. This agreement requires Rapiscan to place aggregate minimum orders totalling A$33 million over a 4-year period from that date. The QXR1000 product was jointly developed by QRSciences and Rapiscan and funded in part by the United States Department of Homeland Security's Technical Support Working Group. The product combines QRSciences' technology with Rapiscan's 520B Threat Image Projection X-ray unit. The 520B device is widely deployed around the world and covers approximately 50% of the airport checkpoints in the U.S. The combined device provides comprehensive explosive and non-explosive threat detection for applications including baggage and package screening at airport checkpoints, public transportation facilities, high security buildings, military bases and other critical infrastructure.

In addition to being an integral part of the QXR1000 product, the C3-03 subsystem can be retrofitted to Rapiscan's currently deployed range of 520B equipment.

Kevin Russeth, Chief Executive Officer of QRSciences said "These sales are a result of both Rapiscan's and QRSciences' close working relationship with our U.S. Government customer. We expect these early orders to be the forerunner of future sales both in the U.S. and in key overseas markets."

The QXR1000 was recently showcased and demonstrated by Rapiscan at the 4th International Aviation Security Technology Symposium in Washington D.C. and on QRSciences' booth at Aviation Security (AVSEC) World 2006 in Sydney.

About QRSciences

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. The company designs, develops and sells advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring, chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1 (858) 613 8755 in the United States.

About Rapiscan Systems:

Rapiscan Systems, a division of OSI Systems, Inc., is a leading supplier of high quality security inspection solutions utilizing X-ray and gamma-ray imaging and advanced threat identification techniques such as neutron and diffraction analysis. The company's products are sold into four market segments: Baggage and Parcel Inspection, Cargo and Vehicle Inspection, Hold Baggage Screening and People Screening. The company has an installed base globally of more than 50,000 security and inspection systems. The Rapiscan Systems product line is manufactured at four locations and supported by a global support service network.

For further information on Rapiscan Systems, visit: http://www.rapiscansystems.com

About Technical Support Working Group (TSWG):

TSWG is the U.S. national forum that identifies, prioritizes, and coordinates interagency and international research and development (R&D) requirements for combating terrorism. The TSWG rapidly develops technologies and equipment to meet the high priority needs of the combating terrorism community, and addresses joint international operational requirements through cooperative R&D with major allies.

For more information on TSWG visit: http://www.tswg.gov

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**10/01/07**
Document Ref:	**353**
Release Time:	**Immediate**
Subject:	**American Depository Receipt (ADR) ticker symbol change**

QRSciences
Holdings Limited

American Depository Receipt (ADR) ticker symbol change

QRSciences Holdings Limited advises that the Company's ADR's which trade in the US over-the-counter (OTC) market has changed its ticker symbol.

The ticker symbol is now QRSNY.PK with a modified trading ratio of 1:5 (1 ADR for every 5 ordinary shares).

At current price levels for the ordinary shares the ADR's are priced at approximately U$2.15 per unit.

Please find attached an information sheet issued by the Bank of New York describing the securities.

About QRSciences

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. The company designs, develops and sells advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring, chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1 (858) 613 8755 in the United States.

August 18, 2006

The BANK of NEW YORK

A SECURITIES SERVICING
DEPOSITARY RECEIPTS

Corporate Action

ATTENTION: International Research, Sales, Trading and Operations Staff

REVERSE SPLIT/ RATIO CHANGE

	OLD	NEW
Name:	QRSCIENCES HOLDINGS LIMITED	QRSCIENCES HOLDINGS LIMITED
Country:	Australia	Australia
Symbol:	QRSHY	QRSNY
CUSIP Number:	74730G 10 6	74730G 20 5
Exchange:	OTC	OTC
Ratio:	1 ADR:20 ORD	1 ADR:5 ORD

Please be advised that QRSciences Holdings Ltd. has affected 1:10 reverse stock split on the Ordinary shares in Australia. The Company has decided to effect a 1: 2.5 reverse stock split on the ADRs, which will result in a ratio change on the ADR program.

The ratio of one (1) American Depositary Share ("ADS") representing twenty (20) ordinary shares will change to one (1) American Depositary Share ("ADS") representing five (5) ordinary shares. As a result, effective **August 23, 2006** QRSciences ADSs holders are required on a mandatory basis to surrender their ADRs for cancellation in order to exchange their "Old" ADSs (CUSIP #: 74730G106) for the "New" ADSs (CUSIP #: 74730G205). ADR holders will receive one (1) "New" ADS for every two and half (2.5) "OLD" ADS surrendered for cancellation. Only whole ADSs will be distributed.

To learn more about ADRs and issuer programs, please call our marketing desks:

New York	London
Jason A. Smith	Joseph Oakenfold
Assistant Treasurer	Assistant Vice President
jasmith@bankofny.com	joakenfold@bankofny.com
212 815 3874 Telephone	44 207 964 6419 Telephone

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**10/01/2007**
Document Ref:	**352**
Release Time:	**Immediate**
Subject:	**Appendix 3B**

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares $1.00 options to acquire fully paid ordinary shares $0.60 options to acquire fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,370,615 Ordinary shares 50,500 $1.00 options to acquire fully paid ordinary shares 253,550 $0.60 options to acquire fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution. $1.00 options to acquire fully paid ordinary shares expiry 30 September 2010 $0.60 options to acquire fully paid ordinary shares expiry 7 December 2007

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	27,584 Ordinary shares issued to five employees for nil consideration 50,500 $1.00 Options to acquire fully paid ordinary shares issued to five employees for nil consideration 383,096 Ordinary shares at a deemed issue price of $0.97 452,835 Ordinary shares at a deemed issue price of $0.57 507,100 Ordinary shares at $0.50 253,550 $0.60 Options to acquire fully paid ordinary shares for nil consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of 27,584 ordinary shares and 50,500 $1.00 options pursuant to Employee Share Plan Issue of 383,096 ordinary shares pursuant to acquisition of Spectrum San Diego Inc. Issue of 452,835 ordinary shares pursuant to acquisition of BTG Patents. Issue of 507,100 ordinary shares and 253,550 $0.60 Options for working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 January 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	43,506,044** *(** 396,640 subject to voluntary restriction of ESP)*	Fully paid ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	50,500	$1.00 options to acquire fully paid ordinary shares
		253,550	$0.60 options to acquire fully paid ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 10 January 2007

Print name: Darren Bromley

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**10/01/2007**
Document Ref:	**351**
Release Time:	**Immediate**
Subject:	**Appendix 3B**

QRSciences
Holdings Limited

10 January 2007

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW

Dear Sir / Madam

QRSciences Holdings Ltd ("**QRSciences**") advises the conversion of:

2,368,677	B Preference Shares; to,
2,368,677	Ordinary Shares

B Preference Shares were issued in the period December 2004 to April 2005 to QRSciences Ltd shareholders as consideration for the takeover of QRSciences Ltd.

Please see attached an Appendix 3B in relation to the issue of 2,368,677 Ordinary Shares in QRSciences.

Yours faithfully

Darren Bromley

Company Secretary
QRSciences Holdings Limited

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,368,677 Ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Nil consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	"B Preference Shares" convert to "Ordinary Shares" on 31 December 2006. "B Preference Shares" were issued to QRSciences Ltd shareholders as consideration for the takeover of QRSciences Ltd.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 January 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	42,135,429** *(** 396,640 subject to voluntary restriction of ESP)*	Fully paid ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 10 January 2007

Print name: Darren Bromley

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**09/01/07**
Document Ref:	**350**
Release Time:	**Immediate**
Subject:	**First Sale and Operational Trial of Narcotics Screening System**

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

9 January 2007

First Sale and Operational Trial of Narcotics Screening System

QRSciences (ASX:QRS) (QRSNY:PK) is pleased to announce the first sale of its T3-02 screening system, developed to detect illicit narcotics, to the United Kingdom Government. This follows collaboration with HM Revenue & Customs and the Australian Customs Service as announced to the market in June 2006. HM Revenue & Customs will field the system at an undisclosed customs inspection location in the United Kingdom in February.

The T3-02 narcotics detection system, like QRSciences' T3-03 explosives screening system, incorporates the company's proprietary Quadrupole Resonance (QR) technology. QR is a scanning technology which employs radio frequency methods to uniquely identify the chemical signature of a range of materials including narcotics and explosives hidden in baggage, packages, cargo, vehicles and on the person. A number of illegal narcotics, including heroin, cocaine and methamphetamine, have molecular characteristics that facilitate their detection by QR technology.

"It's very encouraging to report the commercial diversification of our core technology into a new application and a new customer base. The T3-02 narcotics detection system is an excellent example of realising the value of the technology base we have established and of leveraging the investment we have made in our current product platforms" said QRSciences' Chief Executive Officer, Mr. Kevin Russeth. "The illegal import of narcotics is a global problem which contributes to crime and terrorism. The detection of such narcotics represents a significant long term opportunity for application of our technology around the world" he added.

About QRSciences

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. The company designs, develops and sells advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring, chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1 (858) 613 8755 in the United States.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**03/01/07**
Document Ref:	**349**
Release Time:	**Immediate**
Subject:	**First sale in Middle East through alliance with Singapore Technologies**

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

3 January 2007

First sale in Middle East through alliance with Singapore Technologies

QRSciences (ASX:QRS) (QRSNY:PK) is pleased to announce that it has sold two T3-03 stand alone Explosive Detection System units to the United Arab Emirates (UAE) Government. The sale was coordinated by Singapore Technologies Electronics (ST Electronics). This transaction is the first struck under the sales and marketing alliance with ST Electronics which was announced in September 2006 and which is concentrating on several countries in the Asian region and parts of the Middle East.

The T3-03 Explosive Detection System was developed by QRSciences and incorporates the company's proprietary Quadrupole Resonance (QR) technology. QR is a scanning technology which employs a low frequency radio wave technique to identify the chemical signature of a range of difficult to detect explosives and trafficable narcotics.

The two T3-03 units have been deployed at the Al Dhafra Air Base, which is the largest military air base in the UAE and is a tactical centre for the coalition forces in the Middle East. The facility is located approximately one hour from Abu Dhabi, the capital of UAE. Al Dhafra Air Base hosts the UAE Air Force, United States Air Force and U.K. Royal Air Force.

"ST Electronics is a powerful partner for us in this region and we are working together with them to build a sales and distribution model that will expedite the delivery QRSciences' products into the markets where they have strength," said QRSciences' CEO Mr. Kevin Russeth.

ST Electronics and QRSciences are in continuing commercial discussions to develop a business model to best serve the unique needs of the Asian and Middle Eastern markets.

About QRSciences

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. The company designs, develops and sells advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring, chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1(858)613-8755 in the United States.

END